ROCKFORD MINERALS INC.

August 30, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Spirgel:

Re:	Rockford Minerals, Inc.
Form 8-K
Filed July 3, 2013
File No. 001-34911

I am the President of Rockford Minerals Inc. (the “Company”) and submit this letter pursuant to a comment letter from the Securities and Exchange Commission (the “SEC”) dated July 30, 2013. My response is as follows:

Form 8-K

General

1.	We note you believe that your company is no longer considered a shell company, as that term is defined in Rule 12b-2 under the Exchange Act. Under that definition, a shell company has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. By referring to specific parts of your disclosure or business, please tell us how you factually fall outside the definition of a shell company. Currently, it appears that you have limited operations and revenues since inception, and assets consisting of nominal cash and nominal other assets. In the alternative, amend your Form 8-K to indicate that you continue to be a shell company and that Rule 144 would be unavailable for the resale of your shares. This would include revising your disclosure on page 35 to remove the “Item 5.06 Change in Shell Company Status” disclosure.

Response: The Company does not believe that it is currently a “shell company” (as defined in Rule 12b-2 under the Exchange Act). The specific parts of the Company’s disclosure or business that support such an assertion are as follows:

●	the Company is the holder of U.S. Patent No. 7,594,593 entitled “Apparatus for Spray Application of a Sunless Tanning Product” in respect of its home mist tanning system;

●	the Company has filed patents in Canada, Australia, China and Europe to protect the same product;

●	as of May 31, 2013, the Company had $392,005 in total current assets, including $215,280 in cash and $143,381 in inventory;

●	although the Company is currently generating limited revenues, it has yet to commence it planned marketing campaign because it has been focused on test marketing its home mist tanning system, raising capital, dealing with corporate matters and transitioning from a private entity into a public company;

●	the Company has incurred significant general and administrative expenses over its three most recently completed fiscal years in connection with the foregoing; and

●	the Company has incurred more than $200,000 in production costs over its two most recently completed fiscal years.

As a result, the Company does not believe it meets the definition of a “shell company” and has accordingly not revised its disclosure on page 35 of the Form 8-K to remove Item 5.06.

2.	Please remove the “we may be deemed to have been a” and “if we were” cautionary language because Rockford Minerals “was” a shell company with a business plan to engage in natural resource exploration prior to this share exchange transaction.

Response: The Company has removed the cautionary language from the Form 8-K as requested.

3.	Substantially revise throughout the Form 8-K to provide us with independent objective support for your assertions. As just one example, describe the basis for your assertions regarding the variety of major sunless tanning and traditional tanning products, the regulatory regime and approval status of certain products or drugs with U.S. Food and Drug Administration (“FDA”), Occupational Safety and Health Administration (“OSHA”) and Health Canada, and the disadvantages of competing tanning products. To the extent that you do not have objective support for your claims, please remove these references or characterize them as your beliefs and disclose a reasonable basis for these beliefs.

Response: As requested, the Company has revised its disclosure in the Form 8-K to provide independent objective support for its assertions or characterize relevant assertions as its beliefs and disclose a reasonable basis for those beliefs.

4.	Please revise throughout the filing to present your disclosure consistent with your status as a developmental stage company. Therefore, distinguish more clearly between current and planned or anticipated business operations and activities. For example, provide a more detailed discussion of your business development with a brief explanation of your sales and a timeline to implement your anticipated marketing strategy.

Response: The Company has revised its disclosure in the Form 8-K as requested.

Item 1.01 Entry into a Material Definitive Agreement, page 3

5.	We note that Subco, your wholly-owned subsidiary, acquired 78% of the outstanding common shares of Tropic Spa Inc. (“TSI”) from the TSI shareholders in exchange for the issuance of approximately 78 million preferred shares of Subco to the TSI shareholders. This transaction was accounted for as a reverse merger and TSI is the accounting acquirer. We further note in the introduction on page 2, that the preferred shares of Subco are exchangeable into one share of your common stock subject to certain restrictions. It appears to us that the TSI shareholders controlled Subco based on their preferred share voting rights. In this regard, please tell us the following:

●	The basis of your conclusion that the shareholders of TSI obtained control of you and that the transaction should be accounted for as a reverse merger in accordance with ASC 805-10-55-12. Include in the response your consideration of Subco’s preferred stock exchange restrictions in arriving at your conclusion.

●	The total number of common shares outstanding before and after the closing date (June 28, 2013).

●	For each right of Subco’s preferred stock, tell us the nature and term(s) of such right.

Response: The TSI shareholders hold preferred shares of Subco that, if exchanged for shares of the Company’s common stock, would give them majority control of the Company (approximately 86.42% as detailed in the Company’s response to comment 47). At this time, the Company’s auditors understand that I, as the sole director of Subco, have the power to approve or deny any such exchanges, but even if only my preferred shares of Subco were exchanged for shares of the Company’s common stock and those of the other holders of Subco’s preferred shares were are not, I would still acquire majority control of the Company. Based on that, they concluded that the former shareholders of TSI, whether only myself for the first six months following the closing of the Share Exchange or the other TSI shareholders thereafter, have the power, whether exercised or not, to control the Company’s share capital.

Both before and after June 28, 2013, Subco had one issued and outstanding common share. This share is held by the Company.

The rights and restrictions attached to Subco’s preferred stock are described in Appendix 1 to the Share Exchange Agreement filed as Exhibit 10.1 to the Form 8-K.

6.	Please remove the language “qualified in its entirety by reference to the complete text of the Exchange Agreement filed as Exhibit 10.01” because your description of the agreement should cover all material provisions of the agreement.

Response: In the Company’s opinion, the description of the Exchange Agreement (including the Support Agreement and the Trust Agreement) in the Form 8-K does cover all material provisions of that agreement. However, since the Exchange Agreement including all schedules and appendices is 106 pages in length, the Company feels that qualifying its disclosure with a reference to the complete text of the agreement is appropriate in the circumstances.

7.	Revise your disclosure to explain when and how the parties were introduced and the reasons they decided to proceed with this transaction and this particular structure at this particular time. Discuss prior management’s reasons for entering into the transaction with Tropic Spa in light of prior management’s representations in its response letter dated September 8, 2011 regarding its Form 10 registration statement that management had “no plan, agreement, or understanding to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.” Identify any third parties or promoters, such as Mr. Glenn Collick, that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

Response: The Company has revised its disclosure in the Form 8-K as requested to include the following discussion:

“We entered into preliminary discussions with Tropic Spa regarding a potential business combination during the summer of 2012. Prior to that time, we had no intention of participating in a transaction with any entity seeking to become a public reporting entity; however, given Rockford’s lack of operating revenues and income since its inception on October 29, 2007, as well as the limited funds it had been able to raise from the issuance of its common stock, both the management of Tropic Spa and Rockford agreed that a effecting a business combination appeared to be in the best interests of both entities. Over the following several months, the terms of the Share Exchange were negotiated successfully.”

Although prior management’s representations in its response letter dated September 8, 2011 regarding its Form 10 registration statement were true, they ceased to be accurate approximately nine months later when Tropic Spa was introduced to Rockford. Mr. Glenn Collick facilitated the introduction on behalf of Tropic Spa, in exchange for which he received approximately $5,000 in consulting fees as well as an offer to become a director of the Company following the closing of the Share Exchange. Mr. Collick has not yet decided if he will accept the offer.

8.	Please explain why the parties structured the transaction so that the Tropic Spa shareholders received preferred shares in Subco that are exchangeable into common shares of the registrant and entered into additional support and trust agreements to give them rights they would have if the registrant had simply issued common shares to the Tropic Spa shareholders. For example, address any tax, accounting, securities laws or other regulatory implications for structuring the transaction in this manner.

Response: The parties structured the transaction in the foregoing manner largely because of the potential tax implications for the Tropic Spa shareholders of exchanging their common shares of Tropic Spa, an Ontario corporation, for shares of the common stock Rockford, a Nevada corporation. Under s. 85(1) of the Income Tax Act (Canada), a tax-deferred “rollover” is not available where shares of a Canadian corporation are exchanged for shares of an American corporation and, as a result, Rockford created Subco, also an Ontario corporation, for the purpose of allowing those shareholders who elected to participate in the Share Exchange to do so on a tax-deferred “rollover” basis (i.e., by allowing them to defer any capital gain that would accrue upon the exchange of their common shares of Tropic Spa for shares of Rockford’s common stock). This was achieved by issuing exchangeable preferred shares of Subco to the holders of Tropic Spa’s common shares at the closing. The Company has included a summary of the foregoing explanation in the Form 8-K to address this comment.

The support agreement was entered into for the purpose of providing and establishing a procedure whereby Rockford is required to take certain actions and make certain payments and deliveries in connection with the satisfaction of the obligations of Callco and/or Subco under the rights, privileges, restrictions and conditions attached to the preferred shares of Subco. Essentially, it ensures that the obligations of Subco are back stopped by covenants of Rockford or any successor of Rockford. Similarly, the trust agreement provides and establishes a procedure whereby voting rights in Rockford are exercisable by the registered holders of the preferred shares of Subco, other than Rockford or its affiliates, through the trustee. This ensures that such holders have a complete bundle of rights that collectively is equivalent to the rights each such holder would have if it owned Rockford Shares directly.

Description of Business, page 5

9.	We note your reference to eliminating the “harmful health effects associated with traditional tanning beds” as a unique characteristic of your full-body home mist tanning system. Please briefly explain or cite an independent source to support this reference. Moreover, revise to provide research-based analysis to explain how exposure to traditional tanning beds may cause certain harmful effects. For example, differentiate between your product and the factors that may result in harmful effects from the use of traditional tanning beds.

Response: The Company has revised the Form 8-K as requested to include the following discussion regarding the “harmful health effects associated with traditional tanning beds”:

“The primary effect is exposure to ultraviolet (UV) radiation, and the consequences or such exposure have been well-documented by numerous organizations, including the American Cancer Society and the Canadian Cancer Society. They generally include an increase in the risk of contracting both melanoma and non-melanoma skin cancers as well as structural damage to the skin that can result in what dermatologists call “photo ageing”, or premature wrinkles, freckles, leathery texture and a loss of elasticity.”

With all due respect, the Company believes that further research and analysis on this topic in the Form 8-K is unnecessary since it falls within the realm of common knowledge.

10.	Please revise to make clear that the Food and Drug Administration’s (“FDA”) approval of dihydroxyacetone (“DHA”) is restricted to external application, such as in the form of sunless tanning lotions and creams. Further, please disclose the following:

●	The FDA advises against inhaling, ingesting, or applying DHA to the lips and eye areas; and

●	The use of DHA in tanning booths, including misting devices, as an all-over spray has not been approved by the FDA since safety data to support its use has not been submitted to the agency for review and evaluation.

Accordingly, please revise disclosure under “Government Regulations” to include a discussion of the Federal Food, Drug, and Cosmetic Act (“FD&C Act”) as it relates to DHA, the FDA’s view on DHA and the role of the FDA and the Occupational Safety and Health Administration (“OSHA”) in the tanning industry. Refer to http://www.fda.gov/Cosmetics/ProductandIngredientSafety/ProductInformation/ucm134064.htm.

Response: The Company has revised its disclosure in the Form 8-K as requested. Please note that the Company does not believe that the sale of its tanning solution or home mist tanning units is governed to any extent by the Occupational Safety and Health Administration since its manufacturing processes occur entirely in Canada.

11.	Please file as exhibits any material agreements referenced on pages 5 through 7, such as agreements pursuant to which you purchased the Patent or other material intellectual property and the Share Subscription Agreements.

Response: In the Company’s opinion, the Share Subscription Agreements are not material since they were modified subscription agreements entered into in the ordinary course of business and were also executed by a predecessor entity of Tropic Spa (an Ontario corporation also known as Tropic Spa that subsequently completed a vertical amalgamation with 1893211 Ontario Inc.). In addition, Tropic Spa did not purchase the Patent from anyone; instead, the portions of the Patent held by the inventors, James D. Mancel and John Marmora, were assigned to Tropic Spa pursuant to an order of the Ontario Superior Court of Justice on December 9, 2009 (which resulted in an assignment on May 27, 2010, the date on which the Consulate General of the United States of America authenticated the court order) and a simple assignment for nominal consideration on August 6, 2010, respectively. These assignments rectified an administrative error that resulted in Mr. Mancel and Mr. Marmora being improperly recorded as the inventors of the Patent instead of Tropic Spa.

Products, page 7

12.	We note your description that each unit contains the products necessary to complete 10 full-body mist tans in 12 second tanning cycles. Please explain how a 12 second full-body application may affect persons of different sizes. For example, discuss whether a customer may adjust the amount of spray applied or the duration of a tan cycle. Similarly, discuss whether factors exist that may impact the amount of full-body mist tans within each unit.

Response: The Company has updated its disclosure in the Form 8-K as requested to include the following discussion:

“Our system may affect persons of different sizes in different manners since the amount of tanning solution dispensed from each of the unique, non-clogging mist nozzles on the unit cannot be user-adjusted. The nozzles are manufactured using a plastic injection molding process in order to ensure that they all perform in an identical fashion and are designed to emit a consistent amount of solution. As a result, during each tanning cycle the nozzles dispense a total of 1.6oz of tanning solution from the cosmetic bladders. Due to this consistency, the recommend minimum and maximum user heights for our units are 4’5” and 6”, respectively. We have not made any provisions to accommodate users who fall outside of this height range, since we believe that such persons only represent an extremely small proportion of our potential customer base.”

Home Use Airbrushing, page 9

13.	We note your claim that the Temptu portable airbrush unit requires frequent tanning pod replacements to perform one full-body tan. Please revise this section to remove the reference to customer reviews. Customer reviews may not be objective or representative of all potential users. To the extent that you do not have independent objective support for your claims, please characterize them as your beliefs and disclose a reasonable basis for these beliefs.

Response: The Company has revised its disclosure in the Form 8-K as requested.

Home Use Spray Tanning, page 10

14.	Please revise your statement that you provide one of the only spray machines available in the entire home use tanning market. For example, explain your position in the niche home market relative to other spay machines. Alternatively, delete this statement and revise your disclosure with an explanation highlighting, discussing, or differentiating features specific to your product.

Response: The Company has revised the statement in the Form 8-K as requested.

15.	Revise your description of the ShowerTan machine to clearly distinguish between your opinions and statements of fact. Please provide a reasonable basis for your beliefs.

Response: The Company has revised its description of the ShowerTan machine in the Form 8-K as requested.

Marketing Plan, page 11

16.	Revise to prominently disclose that you have not begun implementing your marketing plan.

Response: The Company has revised its disclosure in the Form 8-K as requested.

17.	Please explain the significant amounts of marketing expenses described under “Management’s Discussion and Analysis” in light of your disclosure in this section. Further, discuss how you intent to finance your anticipated step-by-step marketing plan.

Response: To date, the majority of Tropic Spa’s marketing efforts have occurred at a test market level and for the purpose of acquiring as much data as possible from its anticipated target markets in order to prepare for the launch of its three-phase marketing strategy described in the Form 8-K.

During the year ended August 31, 2011, Tropic Spa incurred $76,266 in marketing expenses, substantially all of which was attributable to implementing the first phase of the company’s test marketing. This involved the production and airing of a basic infomercial for testing in Canada along with an introductory social media campaign. Tropic Spa spent approximately $51,600 on infomercial production costs, the purchase of media airtime and related expenses, and approximately $24,600 on expenses related to updating the company’s website and conducting social media outreach.

During the year ended August 31, 2012, Tropic Spa incurred $123,790 in marketing expenses, substantially all of which was attributable to implementing the second phase of the company’s test marketing. This phase was focused on the United States and was structured in the same manner as the Canadian test marketing described above. This time, however, the company’s infomercial-related expenses were approximately $98,800 and its social media-related expenses were approximately $25,000.

During the nine months ended May 31, 2013, Tropic Spa incurred $29,233 in marketing expenses. The only strategy that the company tested during this period was hiring public relations firms in both Canada and the United States to promote the company’s brand name and reach media sources such as print magazines and television talk shows.

The Company has included a summary of the foregoing explanation in the Form 8-K as well the following discussion to address how it intends to finance its marketing plan:

“We expect to spend approximately $600,000 to pursue our marketing plan over the next 12 months, the bulk of which we expect to allocate to producing and airing a new infomercial. We do not currently have sufficient funds to carry out all three phases of our strategy, so as described elsewhere in this Report, we intend to meet the balance of our cash requirements for the next 12 months through a combination of debt financing and equity financing through private placements. Currently we are active in contacting broker/dealers in Canada and elsewhere regarding possible financing arrangements; however, we do not currently have any arrangements in place to complete any private placement financings and there is no guarantee that we will be successful in completing any such financings. If we are unsuccessful in obtaining sufficient funds through our capital raising efforts, we may review other financing options, although we cannot provide any assurance that any such options will be available to us or on terms reasonably acceptable to us. If we are not able to obtain additional financing, we may be required to scale back our marketing plans or eliminate them altogether.”

Employees, page 12

18.	Revise to indicate you currently rely on your sole officer, Mr. John Marmora.

Response: The Company has revised its disclosure in the Form 8-K as requested.

Government Regulations, page 12

19.	Please identify and explain the costs and effects of compliance with environmental laws as it relates to the manufacturing and recycling of your tanning solution and aerosol cans.

Response: The Company has added the following paragraph to the Form 8-K to identify and explain the costs and effects of compliance with environmental laws as requested:

“We are also required to comply with environmental laws regarding the manufacturing of our proprietary tanning solution and the recycling of the aerosol cans that contain the solution. However, we do not anticipate incurring any costs or effects relating to either since the manufacturing processes required to produce our tanning solution results in no chemical by-products and minimal waste and our customers are responsible for recycling the aerosol cans through their local household recycling program.”

Risk Factors, page 13

Our inability to protect our intellectual property rights may force us to incur unanticipated costs, page 14

20.	Please identify whether your home mist tanning system received a design or utility patent. Explain the significance of this distinction and discuss in general terms the extent of your intellectual property rights and protections.

Response: The Company has identified that its home mist tanning system received a utility patent and has explained the significance of the distinction and included a general discussion of its intellectual property rights and protections as requested. Furthermore, it has included a similar discussion in Item 2.01 – Description of Business – Intellectual Property.

We will incur increased costs as a result of being a public company, page 15

21.	Please revise this risk factor in light of the fact that the registrant is already a reporting company that has been filing reports.

Response: The Company has deleted the relevant risk factor in the Form 8-K in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

22.	Please provide an overview that discusses your plan of operations that includes the following:

●	Economic or industry-wide factors relevant to you;

●	How you earn revenues and income and generate cash;

●	Your line of business, location of operations and principal products and services; and

●	Provide insight into material opportunities, challenges and risks on which you are most focused for both the short term and long term, as well as the actions you are taking to address these opportunities, challenges and risks.

Response: The Company has provided an overview that discusses its plan of operations in the Form 8-K as requested.

Results of Operations, page 18

23.	Please delete your results of operations discussion since inception.

Response: The Company has deleted the discussion from the Form 8-K as requested.

24.	Please differentiate between and briefly summarize revenue earned as “sales revenue” and from “flyer distribution.”

Response: The Company has differentiated and briefly summarized the two revenue categories in the Form 8-K as requested.

25.	Please describe in detail the services performed pursuant to your management-related consulting fee expenses. We note this expense is approximately $417,500, or 44.8% of the $931,529 total expenses, during the past two and a half fiscal years.

Response: In response to this comment, the Company has included the following description in the Form 8-K under the “Expenses” heading for the nine months ended May 31, 2013 and 2012:

“The significant management-related consulting fees incurred by Tropic Spa over both periods were paid to several parties, including John Marmora, Tropic Spa’s sole officer and director and the Company’s sole officer and one of its directors, and a number of consultants who provided management-related services to Tropic Spa. During these periods they were responsible for and performed duties in several areas related to Tropic Spa’s development, including, among other things, organizing its affairs and resolving various corporate matters; completing the test marketing of Tropic Spa’s home mist tanning system and developing a comprehensive marketing strategy for the future; taking the necessary steps to ensure that Tropic Spa will be able to meet consumer demand for its tanning system packages upon the implementation of its marketing plan; raising the capital necessary to maintain its operations as well as continue growing the business; and facilitating Tropic Spa’s transition from a private entity into a public company.”

26.	Please include a separate line item for production costs (you currently present under “Revenue”) and conform your disclosure of production costs throughout this section in your revised presentation herein.

Response: The Company has included the separate line item and conformed its disclosure of production costs in the Form 8-K as requested.

27.	Please revise your disclosure throughout this section to more fully discuss the reasons underlying identified quantitative changes in operating measures from period to period. For example, we note that revenues increased significantly for the six months ended February 28, 2013 and the year ended August 31, 2012; however, you did not explain why the numbers increased from the prior period.

Response: The Company has revised its disclosure as requested.

Liquidity and Capital Resources, page 20

28.	We note that after five years of operation, your consulting fees, office fees, and other general expenses continue to significantly exceed your operational capabilities. Please explain whether you expect this trend to continue or whether you intend to reduce your expenses relative to your business operations.

Response: The Company expects the trend of its expenses significantly exceeding its operational capabilities to continue at least until the Company has commenced its planned marketing campaign described in the Form 8-K. Following this, the Company anticipates that it will experience a considerable increase in the sales volume of its home mist tanning units that will demonstrate the benefit of the fees and expenses it has incurred to date. However, the Company does intend to reduce its expenses relative to its operations if necessary to carry out the entire scope of its business plan.

29.	In your disclosure, you indicated that TSI has experienced negative cash flows from operations. Please revise to discuss your plans for obtaining sufficient cash to support your operations during the twelve-month period following the date of your most recent balance sheet presented.

Response: The Company has revised the Form 8-K to include the following discussion in a new “Plan of Operations” section following the “Liquidity and Capital Resources” section:

“We intend to meet the balance of our cash requirements for the next 12 months through a combination of debt financing and equity financing through private placements. Currently we are active in contacting broker/dealers in Canada and elsewhere regarding possible financing arrangements; however, we do not currently have any arrangements in place to complete any private placement financings and there is no assurance that we will be successful in completing any such financings. If we are unsuccessful in obtaining sufficient funds through our capital raising efforts, we may review other financing options, although we cannot provide any assurance that any such options will be available to us or on terms reasonably acceptable to us.”

Critical Accounting Policies

Intangible assets, page 21

30.	We note that you recorded a patent (No. 7594593) related to the design of your home mist tanning system in the amount of CAD$6,342,279 since FY 2010 and such asset has not been amortized as of six months ended February 2013. You indicated that the Patent will be amortized “beginning in the year that commercial production and sale of units commences.” We further note throughout the Form 8-K that the company recognized revenue from sales of Home Mist Tanning Units since 2011. Please tell us the basis of your conclusion that the commercial production and sale of units has not been commenced and no patent amortization should be recognized for period ended February 2013, FY 2012 and FY 2011. Refer to your basis in the accounting literature.

Response: In the Form 8-K, the last sentence under Critical Accounting Policies (Intangible Assets) states as follows:

“Commercial production and sales are expected to commence when the company becomes a public company and the North American marketing campaign commences.”

Total sales of Tropic Spa’s tanning units and related accessory products from its inception to February 28, 2013 were $18,144. This amount is clearly trivial and is the result of sales during the testing of marketing materials and programs.

Paragraph 12 of FAS 142: Goodwill and Other Intangible Assets, states the following:

“… The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”

In the opinion of the Company’s auditors, based on the fact that Tropic Spa has only experienced incidental sales of tanning units to date, and the expectation that sales volume will increase significantly when its marketing campaign commences, not amortizing the patent from 2009 to February 28, 2013 is an appropriate accounting treatment.

31.	You disclosed that the “Patent is recorded at the value attributed to the shares issued to the Originating Companies and shareholders of TGSI less accumulated amortization.” However, we note on page 6 under “Our Corporate History and Background,” that the Patent was valued at the amount of shares issued to the five companies that developed the home mist tanning system in 2007 and additional costs incurred subsequent to the execution of a share subscription agreement. Also, there was no amortization expenses recognized since the issuance of the Patent. As such, please revise your disclosure throughout the filing accordingly.

Response: TGSI is one of the six originating companies and its shareholders received shares of Tropic Spa pursuant to share subscription agreements as disclosed. Tropic Spa’s unaudited interim financial statements for the periods ended February 28, 2013 and 2012 stated as follows:

“The Patent is recorded at the value attributed to the shares issued to the Originating Companies and the shareholders of TGSI less accumulated amortization.”

This sentence has been revised in Tropic Spa’s unaudited interim financial statements for the periods ended May 31, 2013 and 2012 to state:

“The Patent is recorded at the value attributed to the shares issued to the six Originating Companies pursuant to the Agreements.”

Contrary to the assertion in this comment, the Form 8-K does not state that any value of the Patent was attributed to the additional costs incurred subsequent to the execution of a share subscription agreement. As a result, the Company does not feel that it is necessary to revise its disclosure throughout the document.

32.	Please file as an exhibit the February 2012 agreement with the fitness company to insert advertising brochures in your packages shipped in Canada. We note that you have generated a significant percentage of your revenues from this agreement.

Response: The Company has not filed the agreement as an exhibit to the Form 8-K because the agreement is actually a one-line invoice from Tropic Spa to the Flaman Group of Companies in the amount of $52,500 ($50,000 plus GST). The invoice only states that Tropic Spa agrees to insert a Flaman Fitness brochure advertising that company’s locations in Canada and related information into every home mist tanning unit package it ships in Canada for a period of two years beginning on March 1, 2012.

Security Ownership of Certain Beneficial Owners and Management, page 23

33.	Please explain how you calculated the beneficial ownership amounts in the table by reference to Rule 13d-3 and operation of the Subco preferred shares and trust agreement under the Share Exchange Agreement.

Response: As disclosed in note 1 to the beneficial ownership table, the Company calculated the beneficial ownership amounts on the basis of the 12,264,146 shares of its common stock issued and outstanding as of the Closing Date after giving effect to the Share Exchange. The shares of the Company’s common stock into which the preferred shares of Subco owned by Mr. Marmora are exchangeable are included in this table since, as disclosed in note 2 to the beneficial ownership table, Mr. Marmora is the only person who possesses the right to exchange preferred shares of Subco for shares of the Company’s common stock within 60 days of the Closing Date. As disclosed elsewhere in the Form 8-K, this is because Mr. Marmora is the sole officer and director of Subco and any such exchange can only be completed with the written consent of Subco.

34.	Please discuss the trust agreement under the Share Exchange Agreement. Refer to Instruction 7 of Item 403 of Regulation S-K.

Response: The Company has revised its disclosure to include the following discussion of the Trust Agreement:

“Trust Agreement

As described in Item 1.01, the Trust Agreement provides and establishes a procedure whereby the voting rights attached to shares of our common stock are exercisable by the registered holders (the “Beneficiaries”) of the preferred shares of Subco (the “Exchangeable Shares”), other than those Exchangeable Shares held by us or our affiliates, through the trustee, John Marmora, who is also our sole officer and one of our directors (the “Trustee”). The Trustee’s address is included in the table above, and he holds legal title to a special voting share (the “Special Voting Share”) to which voting rights are attached for the benefit of the Beneficiaries.

The Special Voting Share confers on the Trustee the number of votes equal to the number of outstanding Exchangeable Shares, other than Exchangeable Shares held by us or our affiliates, on all matters on which the holders of shares of our common stock are entitled to vote. Under the Trust Agreement, the Trustee is required to hold the Special Voting Share as trustee solely for the use and benefit of the Beneficiaries and has no power or authority to sell, transfer, vote or otherwise deal with the Special Voting Share.

The Trust Agreement provides a mechanism under which a Beneficiary may instruct the Trustee regarding how to vote the votes conferred by the Special Voting Share relating to such Beneficiary’s Exchangeable Shares. This mechanism ensures that Beneficiaries have a complete bundle of rights that collectively is equivalent to the rights each Beneficiary would have if it owned shares of our common stock directly, and is exercised by Beneficiaries providing written instructions to the Trustee following the mailing of any communications by us to the holders of our common stock as well as the holders of Exchangeable Shares.

For commercial reasons, it is in the interests of a holder of Exchangeable Shares to obtain additional protection with respect to its ability to exercise retraction or exchange rights in the event of the liquidation or insolvency of us or Subco. As a result, the Trust Agreement also grants such holders “insolvency put rights”, including the right to automatically exchange their Exchangeable Shares for shares of our common stock upon the occurrence of certain events.

The right of a Beneficiary to exercise any voting rights in respect of the Exchangeable Shares held by such Beneficiary will cease immediately upon the exercise of any exchange right, automatic exchange, retraction or redemption of Exchangeable Shares for shares of our common stock, or the liquidation, dissolution or winding-up of Subco.

The foregoing description of the Trust Agreement is qualified in its entirety by reference to the complete text of the Trust Agreement filed as Appendix 3 to Exhibit 10.1 to this Report and incorporated herein by reference.”

Directors and Executive Officers, page 24

35.	For clarity and consistency, please revise references to your executive officer, Mr. John Marmora, in the singular form.

Response: The Company has revised the references in the Form 8-K as requested.

Certain Relationships and Related Transactions, and Director Independence, page 28

36.	Please confirm whether Messrs. Marmora and Bellamy each received 29,000,000 common shares of Tropic Spa on November 15, 2012. If so, please revise to clearly state this fact.

Response: Of the 29,000,000 common shares of Tropic Spa issued on November 15, 2012, 28,500,000 were issued to Mr. Marmora and 500,000 were issued to Mr. Bellamy. The Company has clarified its disclosure in the Form 8-K to clearly state this fact as requested.

37.	Please identify any promoters pursuant to Item 404(c)(2). Refer to Item 404(d)(2).

Response: In the Company’s opinion, it has not had any promoters (as defined in Rule 12b-2 under the Exchange Act) since its inception other than its original directors and officers, as those were the only individuals involved in both founding and organizing its business. The Company has therefore not identified any other persons as promoters in the Form 8-K.

Market Price of and Dividends on Our Common Equity and Related Stockholders Matters, page 29

Dividends, page 30

38.	Please discuss the restrictions on the payment of dividends on your common stock as a result of the support and trust agreements under the Share Exchange Agreement.

Response: The Company has included the following discussion in the Form 8-K as requested:

“As described in Item 1.01, the Exchangeable Share Provisions require Subco to pay dividends on the Exchangeable Shares that are equivalent to any dividends that we pay on shares of our common stock. The Support Agreement provides commercial certainty for the holders of Exchangeable Shares in this regard since it creates enforceable contractual rights of Subco against us so that in all relevant circumstances Subco is in a position to acquire the necessary shares of our common stock, and finance any dividend payments equivalent to dividends we decide to pay on shares of our common stock, in order to satisfy Subco’s obligations under the Exchangeable Share Provisions. The Support Agreement therefore includes, among other things, a covenant made by us that we will not declare or pay a dividend on shares of our common stock unless Subco can simultaneously pay the same dividend on the Exchangeable Shares.”

For clarity, the trust agreement does not contain any material provisions that would impact the payment of dividends by the Company.

Description of Securities, page 31

39.	Please discuss the impact of the support and trust agreements under the Share Exchange Agreement as well as other rights of the Subco exchangeable preferred shares that would impact the rights of the registrant’s common stockholders.

Response: The Company has revised the Form 8-K to include the requested discussion.

Item 5.01 Changes in Control of Registrant, page 35

40.	Please identify the person(s) from whom control was assumed. Refer to Form 8-K Item 5.01(a)(6).

Response: The Company has identified the relevant persons from whom control was assumed as requested.

Exhibit 99.1. Audited Financial Statements of Tropic Spa Inc. for the Year Ended August 31, 2012

Sales, Other Revenue and Deferred Revenue, page 8

41.	We note the $37,500 unearned revenue in your balance sheets as of August 31, 2012 related to your flyer distribution agreement. It appears you are recognizing the unearned revenue prior to receiving an upfront payment. Please tell us why your accounting is appropriate. Refer to your basis in the accounting literature.

Response: Tropic Spa received and deposited $52,500 ($50,000 + HST) in revenue in respect of the flyer distribution agreement in February 2012. In its unaudited interim financial statements for the periods ended February 28, 2013 and 2012, the second last sentence of the second paragraph of the “Sales, Other Revenue and Deferred Revenue” policy note stated as follows:

“Pursuant to this two-year agreement, commencing March 1, 2012 and ending February 14, 2014, the Company will receive $50,000 for this service.” (emphasis added)

This sentence has been revised in Tropic Spa’s unaudited interim financial statements for the periods ended May 31, 2013 and 2012 to state:

“Pursuant to this two-year agreement, commencing March 1, 2012 and ending February 14, 2014, the Company has received $50,000 for this service.” (emphasis added)

Exhibit 99.3. Unaudited Interim Financial Statements of Tropic Spa Inc. for the Periods Ended February 28, 2013 and 2012

Note 1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies, pages 5 and 6

42.	We note that Tropic Spa Inc. (“TSI”) is a development stage company and has accumulated deficits and negative operating cash flow for the years ended 2010, 2011, 2012 and the period ended February 28, 2013. It appears that there is a substantial doubt about the Company’s ability to continue as a going concern. However, there is no going concern disclosure in the footnotes of the financial statements. Please tell us your basis for concluding that no substantial doubt exists.

Response: The last paragraph of the “Nature of Operations” policy note in Tropic Spa’s unaudited interim financial statements for the periods ended February 28, 2013 and 2012 did not explicitly state that substantial doubt exists, and in fact stated as follows:

“The Company’s continuing operations and the underlying value and recoverability of the amounts shown for inventory, equipment and intangible assets are entirely dependent upon the ability of the Company to obtain the necessary financing (from issuing shares to investors and/or borrowing money and/or issuing, selling or pledging debt obligations) to fund its operations and on future profitable production and proceeds from the sale of Home Mist Tanning units. To date, The Company has minimal revenue and an accumulated operating deficit of $1,621,367 (August 31, 2012 - $1,368,825).”

This sentence has been revised in Tropic Spa’s unaudited interim financial statements for the periods ended May 31, 2013 and 2012 to state:

“As reflected in the accompanying financial statements, the Company is in the development stage, has a net loss of $1,717,220 since inception and has used cash from operations of $1,742,367 from inception. The Company has working capital of $342,186 and stockholders’ equity of $6,783,278 (of which $6,342,279 is the value attributed to the Patent). This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital, and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.”

Significant Accounting Policies, page 6

43.	State, if true, that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

Response: It is management’s opinion that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results of Tropic Spa for the interim period are not necessarily indicative of the results to be expected for the year.

Exhibit 99.4. Unaudited Pro Forma Financial Statements for the Year Ended October 31, 2012 and Three Months Ended April 30, 2013

Pro-Forma Statements of Operations, pages 3 and 4

44.	Present the net loss per share and the weighted average shares outstanding used to determine the net loss per share.

Response: The Company’s auditors have now calculated the net loss per share and weighted average shares outstanding figures for disclosure in the pro-forma financial statements as follows:

●	Three months ended April 30, 2013: net loss of $(0.002)/share, calculated as net loss and comprehensive loss of $(124,853) / 90,676,523 weighted average shares outstanding; and

●	Year ended October 31, 2012: net loss of $(0.012)/share, calculated as net loss and comprehensive loss of $(655,918) / 53,341,399 weighted average shares outstanding.

These calculations are based on Tropic Spa’s share capital outstanding for the relevant periods and have been included in each of the pro-forma statements of operations.

Notes to the Pro-Forma Financial Statements

3. Pro-Forma Adjustments, page 7

45.	Please tell us how you accounted for the preferred shares issued. We are unable to locate an adjustment for the issuance of preferred shares in the pro forma balance sheet.

Response: The preferred shares were issued by the Company’s subsidiary, Subco, and were only issued to facilitate the reverse takeover as Subco was created solely for the purpose of facilitating the reverse takeover transaction. With Tropic Spa continuing as the accounting parent in the future and subsidiary share balances eliminated at consolidation going forward, including those of the Company and Subco, the Company’s auditors did not calculate an adjustment for Subco’s preferred shares on the pro forma balance sheet.

46.	Please tell us how you accounted for the non-controlling interest and how such interest was determined.

Response: The Company’s auditors calculated the non-controlling interest assuming conversion of all 78,030,877 preferred shares of Subco issued to the former shareholders of Tropic Spa as 13.58%, as follows:

Subco preferred shares held by TSI shareholders, assuming conversion to RMI common shares	78,030,877
RMI common shares outstanding at date of reverse takeover	12,264,146
Outstanding RMI common shares if Subco preferred shares held by TSI shareholders are converted to RMI common shares	90,295,023

% of RMI common shares controlled by TSI shareholders after conversion of all Subco preferred shares (calculated as 78,030,877 shares held by TSI shareholders if converted / 90,295,023 total RMI common shares outstanding if Subco preferred shares are converted)	86.42%
Non-controlling interest % (100% - 86.42%)	13.58%
100.00%

Based on this calculation of the percentage non-controlling interest, the Company’s auditors have derived the noncontrolling interest included in stockholders’ equity as follows:

Net book value of RMI liabilities (approximating fair value)	$(38,491)
Non-controlling interest %	13.58%
Non-controlling interest in stockholders’ equity	$(5,228)

The pro-forma balance sheet and Notes 3(b) and 4 of the pro-forma financial statements have been updated to reflect the above non-controlling interest calculation.

47.	Please refer to (b). We note that “the former shareholders and management of TSI control approximately 87% of the issued and outstanding common stock of RMI.” Please tell us how you determined the 87%. It is our understanding that the former shareholders and management of TSI control 78% of TSI.

Response: The 87% figure in the foregoing statement was calculated based on the assumed conversion into shares of the Company’s common stock of all 78,030,877 preferred shares of Subco issued to the former shareholders of Tropic Spa upon the closing of the Share Exchange. In fact, the correct figure is approximately 86.42% as described in the Company’s response to the preceding comment, and it has accordingly been updated in Note 3(b) of the pro-forma financial statements. In addition, since none of the preferred shares of Subco issued to the former shareholders of Tropic Spa have been converted into shares of the Company’s common stock as of the date of this letter, the complete phrase has been revised as follows:

“As a result of the share exchange, the former shareholders of TSI acquired preferred shares of Subco that are exchangeable into RMI common shares, collectively acquiring the right to control RMI. If fully exchanged, these shareholders would control approximately 86.42% of the issued and outstanding common shares of RMI.”

For clarity, the former shareholders and management of Tropic Spa who received preferred shares of Subco upon the closing of the Share Exchange (i.e., the holders of the 78,030,877 preferred shares of Subco) no longer control any portion of Tropic Spa.

Updating

48.	Update the financial statements of Tropic Spa Inc. and applicable sections for the nine month periods ended May 31, 2013 and 2012.

Response: The Company has updated the financial statements of Tropic Spa and the applicable sections of the Form 8-K for the nine month periods ended May 31, 2013 and 2012 as requested. These financial statements also incorporate the adjustments/amendments noted above.

* * * * *

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ John Marmora
John Marmora